Exhibit 16.1

January 30, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated January 30, 2026, of Leslie’s, Inc. and are in agreement with the statements contained in the second through seventh paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP